September 9, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Celia A. Soehner, Attorney

Re:	SpectraScience, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-167826

Dear Ms. Soehner:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on September 10, 2010, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SpectraScience, Inc.

By:	/s/ Jim Hitchin
Jim Hitchin
Chairman and Chief Executive Office

cc:   Ryan Brauer, Esq., Fredrikson & Byron, P.A.